

ROPES
&GRAY

ROPES & GRAY LLP

ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050

BOSTON   NEW YORK   PALO ALTO   SAN FRANCISCO   WASHINGTON, DC   www.ropesgray.com

April 13, 2006

Mara Ransom, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:

Dear Ms. Ransom:

We represent Costa Brava Partnership III, L.P. ("Costa Brava") in connection with its proxy solicitation to elect seven director-nominees to the Board of Directors of TechTeam Global, Inc. ("TechTeam"). In connection with the solicitation, Costa Brava filed solicitation materials pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on February 24, 2006 and March 6, 2006. In response to these filings, the Securities and Exchange Commission staff (the "Staff") commented that each director-nominee should be added to the cover page of Schedule 14A as a filing person. Although Costa Brava made the requested change in its solicitation materials filed on March 14, 2006, we disagree with the Staff's position on this issue and do not believe we need to include Costa Brava's director-nominees as filers on our proxy statement filed on Schedule 14A. We spoke to you and Mr. Daniel Lee, Esq. of the Staff on April 12, 2006 to discuss the Staff's position. You suggested we formalize our objections in a letter.

Costa Brava is a significant shareholder of Techteam. Due to its dissatisfaction with the performance of the current board of directors, Costa Brava decided to exercise its rights as a shareholder and nominate a slate of qualified individuals to serve as new representatives on the Board. Costa Brava made an effort to select a slate that included many independent, unaffiliated individuals. Costa Brava has undertaken the proxy solicitation on its own and not as part of a committee of concerned shareholders. Costa Brava has prepared all solicitation materials to date and is in the process of preparing a preliminary proxy statement that will soon be filed with the SEC. Further, Costa Brava intends to solicit proxies through the distribution of a proxy statement and related 14A solicitation material. None of the independent, unaffiliated nominees will participate in the solicitation process. We recognize that Rule 14a-12 "deems" director-nominees to be "participants" in the solicitation and requires that the nominees be identified as participants in the solicitation. However, Rule 14a-12 does not mandate that all nominees be considered as parties soliciting proxies or be responsible for submission of 14A solicitation materials. Rather, it requires that certain information about participants in the solicitation, including the participant's identity, be included *in the written communications* filed pursuant to this rule. We included information about the director-nominees, who are deemed to be participants in the solicitation pursuant to Instruction 3 to Item 4 of Schedule 14A, in our written communications. Similarly, Schedule 14A requires that certain information about participants must be included in the proxy statement. It does not require that all such "deemed" participants be considered as parties soliciting proxies.

We believe that the Staff's position has a chilling effect on the willingness of qualified, unaffiliated individuals to accept a shareholder's nomination as independent directors. Including the name of each director-nominee on the cover page of Schedule 14A would suggest, if not establish, that these individuals are soliciting the requested proxies and that they have prepared and are taking responsibility for all disclosures contained in the solicitation materials. Such a step may subject the director-nominees to a material risk of liability for the contents of the entire proxy statement even though they are likely not to have directly prepared the various materials or performed the required level of due diligence on the entire filing. For example, it is without question that each director-nominee is responsible for the information required by Items 401 of Regulation S-K. However, it is not clear that a director-nominee should be subject to any liability for *another* director-nominee's responses to those same questions or information regarding other participant's trading history in the company's stock for the last two years. Costa Brava, as the entity actively soliciting proxies, is in a position to perform due diligence to confirm the accuracy of its filings on Schedule 14A and Costa Brava is the party who should rightfully be listed as filer. Of course, Costa Brava is responsible for coordinating with the director-nominees to ensure the slate's "platform" is accurately described in the solicitation materials that it circulates.

The Staff's position also leads to inconsistent application and inconsistent results. During our conversion, you indicated that a registrant conducting a proxy solicitation would not be required to list its directors as filers in connection with an election of directors because there is no confusion that both the Company and its director-nominees are the parties actually soliciting shareholders. However, such a position assumes that the registrant's slate includes only incumbent directors. To the extent that a registrant includes non-incumbent nominees on its slate, it follows from the Staff's position that the company's new nominees should be listed as filers as well. This is not consistent with current practice and may have a chilling effect on an individual's willingness to accept such a position. We are especially sensitive to this aspect of the Staff's position because TechTeam announced in a press release dated March 13, 2006 that it intended to nominate at least three new directors as part of its slate.

We also note that this seems to be a relatively new position of the Staff. Even in some recent, well-publicized proxy contests, such as the proxy contest between Sovereign Bancorp Inc. and Relational Investors LLC, the shareholder director-nominees were not listed as filers on Schedule 14A.

ROPES & GRAY LLP

April 13, 2006

Finally, because the Staff's position has not been formalized in a rule or articulated in an interpretation or other publication, the parameters of and exceptions to this position have not been clearly defined and are difficult to predict. We believe the result has been inconsistent application of the policy among different filers.

We respectfully disagree with the Staff's position and do not believe we need to include our director-nominees as filers. Any questions or comments on our responses should be directed either to David A. Fine (617-951-7473) or Melissa S. Gainor (617-951-7025).

Best regards,

Melissa S. Gainor

Melissa S. Gainor

cc: Seth W. Hamot
       Daniel Lee, Esq.